Extension of Intellectual Property Agreement

This Extension to Intellectual Property Agreement (the "**Extension**") dated June 12, 2024 (the "**Effective Date**") is made by and between Mir Imran ("**Mir**") and Rani Therapeutics, LLC ("**Rani**").

Mir and Rani entered into an Intellectual Property Agreement dated June 22, 2021 (the "**Agreement**"). The Agreement has a term of three years and may be extended by mutual agreement of the parties. Mir and Rani hereby agree to extend the term of the Agreement for an additional ninety (90) days.

This Extension may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. This Agreement may be executed by electronic signatures (e.g., using DocuSign) or signatures transmitted by electronic means (e.g., facsimile, email, pdf format), each of which shall be deemed a valid and enforceable signature and means of delivery.

This Agreement will be binding on the parties as of the Effective Date when signed below by each party.

Mir Imran   **Rani Therapeutics, LLC**

/s/ Mir Imran   /s/ Eric Groen

_____   _____

                                                                Eric Groen
                                                                Name

                                                                General Counsel
                                                                Title